June 20, 2019

Ned Mavrommatis
Chief Financial Officer
PowerFleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

       Re: PowerFleet, Inc.
           Registration Statement on Form S-4
           Filed on May 24, 2019
           File no. 333-231725

Dear Mr. Mavrommatis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed May 24, 2019

Prospectus Cover Page / Letter to Shareholders, page 1

1. Please disclose the total number of PowerFleet common shares to be issued to I.D.
       Systems and Pointer Telocation shareholders and the total amount of cash to be paid to
       Pointer Telocation shareholders in connection with the combination of the two companies.
How will the parties to voting agreements with I.D. Systems and Pointer vote on the proposals?, page 20

2. Please revise to indicate the percentage under each agreement committed to voting in favor of the merger.
 Ned Mavrommatis
FirstName LastNameNed Mavrommatis
PowerFleet, Inc.
Comapany NamePowerFleet, Inc.
June 20, 2019
June 20, 2019 Page 2
Page 2
FirstName LastName
What are the U.S. federal income tax consequences of the Transactions?, page 23

3. We note that you express an opinion with respect to the tax free consequences of the transactions for U.S. federal income tax purposes to I.D. Systems shareholders; however there is no tax opinion of counsel filed as an exhibit to your registration statement. Please advise or revise. Refer to Item 601(b)(8) of Regulation S-K and and Sections III.A.2 and
         III.D.2 and 3 of CF Staff Legal Bulletin No. 19.
Company Structure--Diagrams, page 28

4. Please revise to indicate the percentage ownership post-closing to be held by I.D. Systems stockholders, Pointer stockholders, and the Preferred Stockholders. Please similarly revise at page 84.
Conditions to I.D. Systems' and Parent's Obligations, page 35

5. We note the ability of either party to waive conditions to the transactions. Please specifically identify which conditions can be waived. Furthermore, disclose whether the receipt of a tax opinion regarding the tax-free nature of the transactions by I.D. Systems is a condition to the transactions, and if so, whether it is a waivable condition. Disclose whether it is the board of directors' intent to re-solicit stockholder approval if any party waives a material condition, including the receipt of tax opinions. We believe that re-
         solicitation is generally required when parties waive material conditions to a merger, such as receipt of an opinion that a merger is not taxable to stockholders, and such changes in terms of the merger render the disclosure that you previously provided to shareholders materially misleading. As appropriate, also revise the related risk factor on page 48 entitled, "I.D. Systems or Pointer may waive one or more of the closing conditions to the
         Transactions without re-soliciting stockholder approval."
Risk Factors, page 43

6. Please consider the addition of a risk factor addressing the potential loss of corporate opportunities to the combined company if I.D. Systems Proposal 6 is approved by shareholders. Please also address, as you do at page 180, how adoption of the proposal would be consistent with the board's fiduciary duties, and Delaware Corporation Law.
I.D. Systems, Pointer and Parent will incur significant transaction and merger-related transaction costs in connection with the Transactions, page 52

7. To the extent possible, please quantify the significant non-recurring costs you discuss in the risk factor, in addition to the termination fees you quantify. Ned Mavrommatis
FirstName LastNameNed Mavrommatis
PowerFleet, Inc.
Comapany NamePowerFleet, Inc.
June 20, 2019
June 20, 2019 Page 3
Page 3
FirstName LastName
Pro Forma Condensed Statements of Comprehensive Income (Loss) for the Year
Ended
December 31, 2018
Pro Forma Condensed Statement of Comprehensive Income (Loss) for the Three Months Ended
March 31, 2019, page 62

8. Please include pro forma income statement adjustments to give effect to the depreciation and amortization associated with acquired tangible and intangible assets of Pointer. This should be based upon your best estimate of the fair value of the different classes of assets to be acquired and the associated useful life of each class of asset. Notes to Unaudited Pro Forma Combined Financial Information
Note 3. Purchase Price Allocation, page 65

9. We note that you have not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and the related allocations of the purchase price. Please note for pro forma purposes, it is not necessary to have a final determination of the fair value of assets acquired and liabilities assumed. Please revise your pro forma information to reflect management's best estimate of the value of the assets to be acquired and the liabilities to be assumed and the related allocations of the purchase price. In your preliminary purchase price allocation, you should identify the significant liabilities and significant tangible and intangible assets likely to be recognized.
         Also, in the accompanying disclosure, you should indicate the purchase price allocation is preliminary and highlight any uncertainties regarding the valuations and the effects of amortization periods assigned to the assets.
10. Please expand the sensitivity analysis for the range of possible outcomes in Note 3 to present each of the pro forma income statement line-items that should appear below pro forma net income before income taxes, so the the impact of the estimated amortization on net (loss)/income attributable to common shareholders is transparent.
Note 4. Pro Forma Adjustments, page 66

11. Please reflect a pro forma adjustment for the $750,000 of bonuses payable to the three
         Pointer Telocation executives per their employment agreements contingent upon closing the merger transaction in your unaudited pro forma balance sheet at March 31, 2019.
         Refer to Article 11 of Regulation S-X.
12.      We note the treatment of Pointer share-based plans disclosed on page
138. In a separate
         footnote, please disclose how you will be accounting for the treatment of the Pointer share-based plans in the merger and advise us. Disclose the total estimated value of the consideration to be paid in the form of options to purchase Parent common stock, Pointer merger consideration, and restricted stock units in the Parent common stock. In addition, please give pro forma balance sheet and pro forma income statement effect to the treatment of Pointer share-based plans.
 Ned Mavrommatis
FirstName LastNameNed Mavrommatis
PowerFleet, Inc.
Comapany NamePowerFleet, Inc.
June 20, 2019
June 20, 2019 Page 4
Page 4
FirstName LastName
Comparative Per Share Information, page 67

13. Disclose Pointer equivalent pro forma per share date pursuant to Item 3(f) of Form S-4
         Part 1A.
14.      Please revise the Unaudited Pro Forma Combined per Parent Common Share
Data to
         reflect the pro forma income statements that give effect to all significant adjustments based upon management's best estimate of the valuation of acquired assets and assumed liabilities, and the related estimated amortization and depreciation.
15. Please clarify the explanation provided in footnote (3) to the comparative per share information.
Conditions to the Investment Agreement, page 168

16. Please advise as to the nature of the legal opinion referenced in the eight bullet point.
Choice of Forum, page 195

17. Please revise here, and at page 203, to include disclosure addressing exceptions to the provision, including that the exclusive forum provision will not apply to actions arising under federal securities law or any other claim for which there is exclusive federal jurisdiction, as referenced in your related risk factor at page 56. Amended and Restated Certificate of Incorporation of Powerfleet, Inc., page C-36

18. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," subject to certain exceptions. We also note your disclosure that the exclusive forum provision will not apply to actions arising under federal securities law or "any other claim" for which there is "exclusive" federal jurisdiction, as well as your disclosure that the provision may be found unenforceable or inapplicable by a court in an action arising under federal securities law in which there is concurrent state and federal jurisdiction.
         Please revise to clarify whether this provision applies to actions arising under the
         Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
General

19. Please supplementally provide us with all board books that are materially related to the combination of I.D. Systems, Inc. and Pointer Telocation Ltd. Ned Mavrommatis
PowerFleet, Inc.
June 20, 2019
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                           Sincerely,
FirstName LastNameNed Mavrommatis
                                                           Division of
Corporation Finance
Comapany NamePowerFleet, Inc.
                                                           Office of
Telecommunications
June 20, 2019 Page 5
cc:       Jeffrey Spindler
FirstName LastName